Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8614
email address
ahudders@graubard.com

September 19, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lynn Dicker
Reviewing Accountant
Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549

Re:	HydroGen Corporation
Form 10QSB for the Quarter ended June 30, 2005
File No. 0-32065
 Dear Ms Dicker:

On behalf of HydroGen Corporation (“HydroGen”), we respond as follows to the Staff’s comments received on September 9, 2005 relating to the above-captioned quarterly report on Form 10-QSB. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

Financial Statements of Hydrogen, LLC for Six Months Ended June 30, 2005

Note 4. Convertible Notes and Capital Structure

1.
Tell us how you determined the value of the membership units issued with the $2 million convertible debt. Additionally, tell us how you determined whether there was a beneficial conversion feature embedded in the convertible debt. Refer to EITF 98-5 and ETIF 00-27.

The membership units issued with the $2 million convertible debt were valued by allocating the amount paid by the investors between the debt and equity based on their relative fair values. The fair value of a membership unit was based on the membership unit price derived from the HMR Option Agreement described in the third paragraph of Note 1. Based on the transaction, the fair value of a membership unit was $86,186. The notes were convertible into membership units at the rate of $222,222 per unit. Accordingly, no beneficial conversion feature existed on these notes.

Ms. Lynn Dicker
September 19, 2005

Note 5. Subsequent Events

2.
We note that in order to encourage conversion of your convertible notes, you reduced the conversion rate from $222,222 per membership unit to $125,000 per membership unit. Tell us how you will account for the modification to the conversion terms as an inducement for the debt holder to convert. Refer to SFAS 84.

Disclosure will be added to all future filings to indicate the following, “Upon conversion, the Company will incur a charge of approximately $875,000 related to the fair value of the additional membership units issued to the debt holders in relation to the reduced conversion rate used to encourage the debt holders to convert.”

HydroGen acknowledges that:

(i) HydroGen is responsible for the adequacy and accurate of the disclosure in the Form 10QSB filing referred to above;

(ii) The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) HydroGen may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions please do not hesitate to contact the undersigned.

Sincerely,

/s/ Andrew D. Hudders
Andrew D. Hudders

ADH:kab
Enclosure